January 26, 2016	Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Ms. Kristina Aberg, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Office & Industrial REIT (CCIT III), Inc.

Draft Registration Statement on Form S-11

Submitted August 4, 2014

CIK No. 0001614976

Dear Ms. Aberg:

On behalf of Cole Office & Industrial REIT (CCIT III), Inc. (the “Company”), please find transmitted herewith for filing the Company’s revised Registration Statement on Form S-11, as filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2016 (CIK No. 0001614976) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The revised Registration Statement is being filed, in part, in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated September 4, 2014. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the revised Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response: The Company will provide the Staff with all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials that will be used only by broker-dealers. The Company is aware of the requirements of Item 19.D of Industry Guide 5.

Phone: 404.233.7000  |  www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta   •  Beijing  •  Raleigh-Durham  •  Savannah  •  Taipei  •  Washington, DC

Ms. Kristina Aberg

Securities and Exchange Commission

January 26, 2016

Comment No. 2: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company submits that the only graphics, maps, photographs and related captions or other artwork, including logos, that it intends to use in the Prospectus at this time are the logo of the Company’s sponsor (which is used on the front and back covers of the Prospectus as well as on Appendices B and C to the Prospectus) and the organizational chart on page 17 of the Prospectus. The Company undertakes to submit the sponsor’s logo in a supplemental filing and to submit any additional examples of graphics, maps, photographs and related captions or other artwork, if any, to the Staff for review prior to using them in any preliminary Prospectus.

Comment No. 3: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and the relevant no-action letters, to its share redemption program in determining that the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

Comment No. 4: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share redemption program in determining that the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Comment No. 5: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Ms. Kristina Aberg

Securities and Exchange Commission

January 26, 2016

Response: The Company will submit to the Staff copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company will submit to the Staff any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering to the extent that the Company becomes aware of such research reports.

Comment No. 6: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement other than those obtained from Rosen Consulting Group. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: The Company submits that the Registration Statement does not contain any quantitative or qualitative business and industry data. If the Company determines to include such data in a future amendment to the Registration Statement, the Company will supplementally submit to the Staff support for such data. Any such information would be provided in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the Company upon completion of the Staff review process.

Prospectus Cover Page

Comment No. 7: We note your disclosure that, “ARCP, our sole stockholder, has expressed its intent to us that it or one of its affiliates will purchase at least $2.5 million in shares of our common stock in this offering. However, there are no written or other binding commitments with respect to the intended share purchase.” We further note your disclosure on page 26 that “ARCP has expressed its intent to us that it or one of its affiliates will purchase at least $2.5 million in shares of our common stock in this offering at a purchase price of $22.50 per share.” Please explain to us how you and ARCP determined and agreed upon the purchase price of $22.50, which price is the primary offering price, net of expenses, prior to the filing of the draft registration statement. We may have further comment.

Response: The Company respectfully notes the disclosure in the “Plan of Distribution – Shares Purchased by Affiliates” section of the Prospectus contained in the Registration Statement, which provides that the Company’s executive officers and directors, as well as officers and employees of Cole Corporate Income Advisors III, LLC and their family members (including spouses, parents, grandparents, children and siblings) or other affiliates and officers and directors of other programs sponsored by the Company’s sponsor, may purchase Class A shares in the offering at a purchase price of $9.10 per share, reflecting the fact that the 7% selling commission and 3% dealer manager fee will not be payable in connection with such sales. The Company therefore submits that the intended investment of $2.5 million by VEREIT, Inc. (formerly known as American Realty Capital Properties, Inc.) or its affiliates would be made pursuant to the offering (i.e., upon effectiveness of the offering with the Commission) pursuant to the terms that the shares are offered to affiliates, as disclosed in the Prospectus.

Ms. Kristina Aberg

Securities and Exchange Commission

January 26, 2016

What will be the source of your distributions?, page 5

Comment No. 8: Please revise here and elsewhere, as applicable, to include, if true, that you intend to pay distributions in excess of earnings.

Response: The Company has revised the “Questions and Answers About This Offering – What will be the source of your distributions?” section on page 7 of the Prospectus contained in the revised Registration Statement, as well as other sections of the Prospectus, to provide that the Company expects to pay distributions in excess of earnings in the initial stages of the offering and from time to time thereafter.

What is the purchase price for shares of our common stock?, page 6

Comment No. 9: Please confirm that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than the offering price.

Response: The Company confirms that it will file a post-effective amendment to the Registration Statement if there is any change in the offering price that is more than 20% higher or lower than the offering price.

Change in Investment Policies, page 105

Comment No. 10: We note your disclosure here and on page 39 that your board of directors may revise your investment policies without the concurrence of your stockholders. Please include disclosure as to whether and how you intend to notify your stockholders of any change to your investment policies.

Response: The Company has revised the “Investment Objectives and Policies – Change in Investment Policies” section of the Prospectus contained in the revised Registration Statement to provide that, if the Company’s board of directors determines to revise the Company’s investment policies and the approval of the stockholders is not required, the Company will notify the stockholders through a supplement to the Prospectus, a letter to the stockholders, and/or a public filing with the Commission.

Prior Performance Summary

Prior Public Programs, page 115

Comment No. 11: Please revise to disclose the amount raised to date and the number of shareholders for each of Cole Office & Industrial REIT (CCIT II), Inc. and Cole Credit Property Trust V, Inc.

Response: The Company has revised the “Prior Performance Summary – Prior Public Programs” section of the Prospectus contained in the revised Registration Statement to include the amount raised and the number of stockholders for each of Cole Office & Industrial REIT (CCIT II), Inc. and Cole Credit Property Trust V, Inc. as of December 31, 2014.

Ms. Kristina Aberg

Securities and Exchange Commission

January 26, 2016

Exhibits

Comment No. 12: If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for our review.

Response: The Company intends to file executed versions of the legal and tax opinion as exhibits to the Registration Statement prior to effectiveness of the Registration Statement. As such, forms of the legal and tax opinions are attached hereto as Exhibits A and B, respectively.

Comment No. 13: We note that you have filed “forms of” of your governing documents and various agreements. Please tell us if you will be unable to file final, executed agreements prior to effectiveness of the registration statement. Please note that any such incomplete exhibit may not be incorporated by reference in any subsequent filing.

Response: The Company intends to file executed versions of the “forms of” governing documents and agreements that are attached as exhibits to the Registration Statement prior to effectiveness of the Registration Statement, except for the Dealer Manager Agreement, which, when executed, will be attached to a Form 8-K that will be filed following effectiveness of the Registration Statement. The Company understands that the final executed version of Exhibit 3.2 must be filed prior to effectiveness of the Registration Statement. The Company further understands that any incomplete exhibit may not be incorporated by reference in any subsequent filing.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	Lauren Goldberg, Esq.

Michael J. Komenda, Esq.

EXHIBIT A

See attached.

VENABLE LLP

                    , 2016

Cole Office & Industrial REIT (CCIT III), Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Re:	Registration Statement on Form S-11 (File No. 333- )

Ladies and Gentlemen:

We have served as Maryland counsel to Cole Office & Industrial REIT (CCIT III), Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of $3,500,000,000 in shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (the “Common Stock”), consisting of Class A Common Stock, $0.01 par value per share, of the Company (the “Class A Common Stock”) and Class T Common Stock, $0.01 par value per share, of the Company (the “Class T Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). $2,500,000,000 in Shares (the “Primary Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and $1,000,000,000 in Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein (including, without limitation, the forms of Subscription Agreements attached thereto as Appendix B and Appendix C and the Plan attached thereto as Appendix D) in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

Cole Office & Industrial REIT (CCIT III), Inc.

                    , 2016

5. Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.

6. Upon the issuance of any of the Shares, the total number of shares of Class A Common Stock issued and outstanding will not exceed the total number of shares of Class A Common Stock that the Company is then authorized to issue under the Charter and the total number of shares of Class T Common Stock issued and outstanding will not exceed the total number of shares of Class T Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 177,631,579 shares of Class A Common Stock and more than 185,622,011 shares of Class T Common Stock available for issuance under the Charter.

Cole Office & Industrial REIT (CCIT III), Inc.

                    , 2016

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3. The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

EXHIBIT B

See attached.

                    , 2016

Cole Office & Industrial REIT (CCIT III), Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85106

Re: Tax Opinion for REIT Status and Registration Statement on Form S-11

Dear Ladies and Gentlemen:

We have acted as counsel to Cole Office & Industrial REIT (CCIT III), Inc., a Maryland corporation (the “Company”), in connection with the filing of the registration statement on Form S-11, Registration No. 333-            , as such registration statement may be further amended from time to time (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”), relating to the proposed offering of up to 363,253,590 shares of common stock, $0.01 par value per share (the “Shares”), of the Company.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Department of the Treasury (including proposed and temporary regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history, all as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which could adversely affect our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (the “IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents: (1) the Registration Statement; (2) the Company’s Articles of Amendment and Restatement, as filed as an exhibit to the Registration Statement; (3) the Company’s bylaws, as filed as an exhibit to the Registration Statement; (4) the Agreement of Limited Partnership, as amended, of Cole Corporate Income Operating Partnership III, LP (the “Operating Partnership”); and (5) such other documents as may have been presented to us by the Company from time to time. In addition, we have relied upon the factual representations contained in the Company’s officer’s certificate, dated as of the date thereof, executed by a duly appointed officer of the Company (the “Officer’s Certificate”), setting forth certain representations and covenants relating to the organization and proposed operation of the Company, the Operating Partnership, and their respective subsidiaries (collectively, the Officer’s Certificate and the documents described in the immediately preceding sentence are referred to herein as the “Relevant Documents”).

MORRIS, MANNING & MARTIN, LLP

We have assumed, with your consent, that (i) all of the factual representations, covenants and statements set forth in the Relevant Documents are true, correct and complete, (ii) any representation or statement made in the Officer’s Certificate as being made “to the knowledge of” or “in the belief of” any person or similarly qualified is true, correct and complete without such qualification, (iii) all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms, and (iv) the Company, the Operating Partnership, and their respective subsidiaries (if any) each will be operated in the manner described in the Relevant Documents and all terms and provisions of such agreements and documents will be complied with by all parties thereto. Further, we have assumed and relied on your representations that the information presented in the Relevant Documents accurately and completely describes all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or the Relevant Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Relevant Documents may affect our opinions and may render such opinions inapplicable.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Based upon and subject to the foregoing, we are of the opinion that:

(i) commencing with the Company’s taxable year ending December 31, 2016, or the first year in which the Company commences material operations, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and the Company’s proposed method of operations will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

(ii) the discussion in the Registration Statement under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Shares.

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Registration Statement under the heading “Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. We will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

MORRIS, MANNING & MARTIN, LLP

This opinion letter is rendered to you for your use in connection with the Registration Statement. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,

MORRIS, MANNING & MARTIN, LLP

By: